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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                            DSP COMMUNICATIONS, INC.
                            (Name of Subject Company)

                                INTEL CORPORATION

                           CWC ACQUISITION CORPORATION
                                    (Bidders)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    23332K106
                      (CUSIP Number of class of Securities)

                              F. Thomas Dunlap, Jr.
                  Vice President, General Counsel and Secretary
                                Intel Corporation
                         2200 Mission College Boulevard
                          Santa Clara, California 95052
                                  408-765-1125
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                   Copies To:
                                 Kenneth R. Lamb
                           Gibson, Dunn & Crutcher LLP
                              One Montgomery Street
                                  Telesis Tower
                             San Francisco, CA 94104
                                 (415) 393-8200

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                                  INTRODUCTION

     This Amendment No. 1 dated November 12, 1999 to Tender Offer Statement on
Schedule 14D-1 dated October 20, 1999 (the "Schedule 14D-1") relates to the offer by CWC Acquisition Corporation, a Delaware corporation, and a wholly owned subsidiary of Intel Corporation, a Delaware corporation ("Intel"), to purchase all outstanding shares of common stock, $.001 par value per share, of DSP Communications, Inc., a Delaware corporation (the "Company"), at a price of $36 per Share, net to the tendering stockholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION

     Item 10 is hereby amended and supplemented by the addition of the following information thereto:

     A copy of Intel and the Company's press release announcing that they have received the approval from the Israeli Office of the Chief Scientist for the indirect acquisition of the Company's Israeli subsidiaries by Intel or an affiliated company pursuant to the Offer is filed as Exhibit (a)(10) to the
Schedule 14D-1 and is incorporated herein by reference. In the press release, Intel and the Company also announced that the Investment Center of the Israeli Ministry of Industry and Trade has notified the Company that its approval is not required for the acquisition of the Company by Parent, as this transaction does not result in a change in the direct ownership of the Company's Israeli subsidiaries. Also in the press release, Intel and the Company announced that they received approvals from the Director General of the Israeli Antitrust Authority, thereby completing all Israeli governmental approvals of the transaction.

     A copy of Intel and the Company's press release announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act for federal antitrust review of the Offer expired at 11:59 p.m., Washington, D.C. time, on Wednesday, November 10, 1999, is field as Exhibit (a)(11) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is hereby amended and supplemented by the addition of the following exhibit:

     (a)(10) Press Release dated November 4, 1999, issued by Intel and the Company.

     (a)(11) Press Release dated November 10, 1999, issued by Intel and the Company.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 1999                     CWC ACQUISITION CORPORATION

                                             By: /s/ SUZAN A. MILLER
                                                --------------------------------
                                                Suzan A. Miller
                                                President


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 1999                     INTEL CORPORATION

                                             By: /s/ PETER N. DETKIN
                                                --------------------------------
                                                Peter N. Detkin*
                                                Vice President, Legal
                                                Assistant General Counsel,
                                                as authorized representative of
                                                F. Thomas Dunlap, Jr.
                                                Vice President, General Counsel
                                                and Secretary


* Delegation of authority to execute this Amendment No. 1 to Schedule 14D-1 by Peter N. Detkin as authorized representative of F. Thomas Dunlap, Jr. is attached hereto as Exhibit 1.


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                                  EXHIBIT INDEX

Exhibit                                   EXHIBIT INDEX
-------                                   -------------
(a)(10)        Press Release dated November 4, 1999, issued by Intel and the Company.
(a)(11)        Press Release dated November 10, 1999, issued by Intel and the Company.
1              Delegation of Authority.


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